Exhibit 3.60
ARTICLES OF INCORPORATION
OF
ALLIED WASTE INDUSTRIES OF GEORGIA, INC.
I.
     The name of the corporation is ALLIED WASTE INDUSTRIES OF GEORGIA, INC.
II.
     The number of shares the corporation is authorized to issue is 1,000.
III.
     The street address of the initial registered office of the corporation is c/o C T CORPORATION SYSTEM, 1201 Peachtree St., N.E., Atlanta, Fulton County, GA 30361 and the initial registered agent of the corporation at such address is C T CORPORATION SYSTEM.
IV.
     The name and address of each incorporator is:
     Patricia Vandercar, 208 South LaSalle Street, Chicago, Illinois 60604 Kathleen Rake, 208 South LaSalle Street, Chicago, Illinois 60604
V.
     The mailing address of the initial principal office of the corporation is 4696 South Cobb Drive, Smyrna, Georgia 30080.
     IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

/s/ Patricia Vandercar Patricia Vandercar	/s/ Kathleen Rake Kathleen Rake